                                  SCHEDULE 13D
                                 (Rule 13d-101)


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                    Under the Securities Exchange Act of 1934
                                  Amendment No. ______

                            T-3 Energy Services, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    456160100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Thomas R. Denison - First Reserve Corporation, 1801 California St., Suite #4110,
                        Denver, CO 80202, (303) 382-1270
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                December 17, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                                SEC 1746 (12-91)

-------------------                                           ------------------
CUSIP No. 456160100               SCHEDULE 13D                Page 2 of 65 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         First Reserve Corporation
         I.R.S. No.: 06-1210123
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

--------------------------------------------------------------------------------
                  7        SOLE VOTING POWER

    NUMBER OF              0
                  --------------------------------------------------------------
     SHARES       8        SHARED VOTING POWER

  BENEFICIALLY             7,614,456
                  --------------------------------------------------------------
    OWNED BY      9        SOLE DISPOSITIVE POWER

      EACH                 0
                  --------------------------------------------------------------
    REPORTING     10       SHARED DISPOSITIVE POWER

      WITH                 7,614,456
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,614,456
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         79.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------                                           ------------------
CUSIP No. 456160100               SCHEDULE 13D                Page 3 of 65 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         First Reserve Fund VIII, L.P.
         I.R.S. No.: 06-1507364
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(c)                                                  [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

--------------------------------------------------------------------------------
    NUMBER OF     7        SOLE VOTING POWER

      SHARES               0
                  --------------------------------------------------------------
  BENEFICIALLY    8        SHARED VOTING POWER

    OWNED BY               7,614,456
                  --------------------------------------------------------------
      EACH        9        SOLE DISPOSITIVE POWER

    REPORTING              0
                  --------------------------------------------------------------
     PERSON       10       SHARED DISPOSITIVE POWER

      WITH                 7,614,456
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,614,456
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         79.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------                                           ------------------
CUSIP No. 456160100               SCHEDULE 13D                Page 4 of 65 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         First Reserve GP VIII, L.P.
         I.R.S. No.: 06-1507318
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

--------------------------------------------------------------------------------
    NUMBER OF     7        SOLE VOTING POWER

     SHARES                0
                  --------------------------------------------------------------
  BENEFICIALLY    8        SHARED VOTING POWER

    OWNED BY               7,614,456
                  --------------------------------------------------------------
      EACH        9        SOLE DISPOSITIVE POWER

    REPORTING              0
                  --------------------------------------------------------------
     PERSON       10       SHARED DISPOSITIVE POWER

      WITH                 7,614,456
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,614,456
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         79.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1. SECURITY AND ISSUER.

         This Statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, par value $.01 per share (the "Common Stock"), of T-3 Energy Services, Inc., a Delaware corporation (the "T-3" or "Issuer"), formally known as Industrial Holdings, Inc. ("IHI"). The principal executive offices of the Issuer are located at 7135 Ardmore, Houston, Texas 77054.

ITEM 2. IDENTITY AND BACKGROUND.

         This Schedule 13D is being filed jointly by First Reserve Fund VIII, L.P. ("Fund VIII"), First Reserve GP VIII, L.P. ("GP VIII"), and First Reserve Corporation ("First Reserve" and collectively, the "Reporting Persons") to report the receipt by Fund VIII of Common Stock and warrants to purchase Common Stock following the merger of IHI and T-3 Energy Services, Inc., a Delaware corporation ("Former T-3"), GP VIII is the general partner of Fund VIII, and First Reserve is the general partner of GP VIII. The Reporting Persons, by and through the holdings of Fund VIII, directly own more than 5% of the issued and outstanding shares of Common Stock.

         Fund VIII is a Delaware limited partnership with a limited term of existence, the principal purpose of which is to make equity, equity-linked and debt investments in companies engaged in various energy and energy related activities. GP VIII is a Delaware limited partnership, the sole purpose of which is to act as the general partner of Fund VIII. First Reserve is a Delaware corporation and is the general partner of GP VIII. The principal business of First Reserve is to provide investment management services to Fund VIII, and to other investment funds managed by First Reserve.

         The principal business and office address of the Reporting Persons is 411 West Putnam Ave., Suite 109, Greenwich, Connecticut 06830.

         Information with respect to the executive officers and directors of First Reserve, including name, business address, present principal occupation or employment and the organization in which such employment is conducted, and their citizenship is listed on the attached Schedule I, which is incorporated in this
Schedule 13D by reference.

         During the last five years, none of the Reporting Persons nor any executive officer or director of First Reserve has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Agreement and Plan of Merger described in Item 6 of this Statement was entered into by IHI and Former T-3 and was closed on December 17, 2001. Fund VIII acquired the Common Stock in connection with the closing of the Merger Agreement.

ITEM 4. PURPOSE OF TRANSACTION.

         Former T-3 entered into the Merger Agreement described in Item 6 in order for Fund VIII to acquire a majority of the outstanding Common Stock of T-3. Fund VIII intends to operate T-3 as a majority-owned subsidiary. Following the Merger, Fund VIII, as the majority stockholder, adopted new articles of incorporation and bylaws, changed the number of directors, elected new directors, and reduced the capitalization of T-3.

         From time to time, the Reporting Persons may acquire additional shares of Common Stock or dispose of shares of Common Stock at any time, whether in open market purchases or private transactions, depending on various factors, including without limitation the price and availability of the Issuer's Common Stock, subsequent developments affecting the energy market as a whole, the Issuer and the Issuer's business and prospects, and on the eventual liquidation of Fund VIII in accordance with its partnership agreement.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         As of December 17, 2001, the Reporting Persons beneficially owned an aggregate of 7,613,056 shares of Common Stock, constituting approximately 79.5% of the 9,581,757 shares of Common Stock outstanding as of December 17, 2001 as represented to the Reporting Persons by T-3.

         (a) As of the date hereof, the Reporting Persons are the beneficial owners of T-3 Common Stock in the numbers and percentages set forth in the table below:

                                                          NUMBER OF SHARES
                   REPORTING PARTY                       BENEFICIALLY OWNED          PERCENTAGE OF CLASS
                      Fund VIII                              7,614,456                     79.5%

                      GP VIII(1)                             7,614,456                     79.5%

                   First Reserve(1)                          7,614,456                     79.5%

         (1) Consists of 7,300,513 shares of Common Stock held directly by Fund VIII and a warrant to purchase 313,943 shares of Common Stock to be held directly by Fund VIII. GP VIII is the general partner of Fund VIII and may be deemed to beneficially own the shares of Common Stock owned by Fund VIII. First Reserve, as the general partner of GP VIII, may be deemed to beneficially own all of the shares of Common Stock owned by Fund VIII.

         (b) Fund VIII shares with its general partner the power to vote or to direct the vote of the shares directly held by it. GP VIII, as the general partner of Fund VIII, and First Reserve, in its role as general partner of GP VIII, shares with Fund VIII the power to cause Fund VIII to dispose of or vote the shares of Common Stock directly held by Fund VIII.

         (c) During the past 60 days, the following transactions were effected:

                                                                  PER SHARE
  REPORTING PARTY          DATE          NUMBER OF SHARES           PRICE                        TRANSACTION
Fund VIII               12-17-2001         7,613,056(1)              N/A                 Merger of IHI and Former T-3

Fund VIII               12-19-2001               700            $10.3143                          Purchase

Fund VIII               12-26-2001               700            $10.50                            Purchase

         (1) In connection with the receipt of these 7,299,113 shares, on December 17, 2001, Fund VIII became entitled to receive a warrant to purchase 313,943 shares of Common Stock at an exercise price of $12.80 per share.

         (d) To the best knowledge of the Reporting Persons, no other person has the right to receive, or the power to direct the receipt of dividends from, or the power to direct the receipt of proceeds of the sale of the shares of Common Stock owned by the Reporting Persons.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS OR UNDERSTANDING WITH RESPECT TO SECURITIES OF THE ISSUER.

JOINT FILING AGREEMENT

         A Joint Filing Agreement dated December 26, 2001, by and between Fund VIII, GP VIII, and First Reserve has been executed by the Reporting Persons, a copy of which is attached hereto as Exhibit A and incorporated herein by reference.

AGREEMENT AND PLAN OF MERGER

         On May 7, 2001, Former T-3 and IHI entered an Agreement and Plan of Merger (the "Merger Agreement") providing for the merger of Former T-3 with and into IHI (the "Merger") with IHI surviving the Merger under the new name T-3 Energy Services, Inc. and becoming a majority-owned subsidiary of Fund VIII. By virtue of the Merger, each outstanding share of Former T-3 common stock was converted into the right to receive 90.846 shares of the T-3 Common Stock plus a warrant to purchase 3.9074 shares of T-3's Common Stock for $12.80 per share. Following the Merger, T-3 was reincorporated in the State of Delaware and effected a 10 to 1 reverse stock split. As a result of the Merger and the reverse stock split, Fund VIII acquired 7,299,113 shares of Common Stock and received a warrant to acquire an additional 313,943 shares of Common Stock. A copy of the Merger Agreement is included as Exhibit B hereto and the description of the Merger Agreement contained herein is qualified in its entirety by reference to such exhibit, which is incorporated by reference.

WARRANT

         On December 17, 2001 Fund VIII became entitled to receive a warrant to purchase 313,943 shares of T-3 Common Stock for $12.80 per share (the "Warrant"). Fund VIII may exercise the Warrant in whole or in part at any time prior to December 17, 2011. A copy of the Warrant is included as Exhibit C hereto and the description of the Warrant contained herein is qualified in its entirety by reference to such exhibit, which is incorporated by reference.

REGISTRATION RIGHTS AGREEMENT

         On December 17, 2001 Fund VIII and the other parties listed on the signature page thereof entered into a Registration Rights Agreement with T-3 (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, Fund VIII was granted demand and piggyback registration rights with respect to Common Stock owned or acquired by Fund VIII and any Common Stock underlying the Warrant. A copy of the Registration Rights Agreement is included as Exhibit D hereto and the description of the Registration Rights Agreement is qualified in its entirety by reference to such exhibit, which is incorporated by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A. Joint Filing Agreement dated as of December 26, 2001 by and between First Reserve Fund VIII, L.P., First Reserve GP VIII, L.P., and First Reserve Corporation.

         Exhibit B. Agreement and Plan of Merger dated as of May 7, 2001, by and among Industrial Holdings, Inc., T-3 Energy Services, Inc. and First Reserve Fund VIII, Limited Partnership.

         Exhibit C. Warrant to Purchase Shares of Common Stock of Industrial Holdings, Inc. to be issued to First Reserve Fund VIII, L.P.

         Exhibit D. Registration Rights Agreement dated December 17, 2001, by and among Industrial Holdings, Inc., First Reserve Fund VIII, L.P. and the other parities listed on the signature page thereto.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

         Dated: December 27, 2001.

                                       FIRST RESERVE FUND VIII, L.P.

                                       By: First Reserve GP VIII, L.P., General
                                           Partner
                                           By: First Reserve Corporation,
                                               General Partner



                                           By: /s/ Thomas R. Denison
                                               ---------------------------------
                                               Name: Thomas R. Denison
                                               Title: Managing Director

                                       FIRST RESERVE GP VIII, L.P.

                                       By: First Reserve Corporation,
                                           General Partner



                                           By: /s/ Thomas R. Denison
                                               ---------------------------------
                                               Name: Thomas R. Denison
                                               Title: Managing Director

                                       FIRST RESERVE CORPORATION



                                       By: /s/ Thomas R. Denison
                                           -------------------------------------
                                           Name: Thomas R. Denison
                                           Title: Managing Director

                                   SCHEDULE I

         The name, business address and present principal occupation or employment of each of the executive officers and directors of the First Reserve Corporation are set forth below. Unless otherwise indicated, (i) the business address of each is 411 West Putnam Ave., Suite 109, Greenwich, Connecticut 06830, (ii) each such person is a citizen of the United States, and (iii) such person does not have any other principal occupation:

        Name                                      Position with First Reserve Corporation
        ----                                      ---------------------------------------
 William E. Macaulay                           Chairman, CEO, Managing Director and Director

    John A. Hill                               Vice Chairman, Managing Director and Director

    Ben A. Guill                                 President, Managing Director and Director

  Will Honeybourne                                           Managing Director

 Jonathan S. Linker                                          Managing Director

  Thomas R. Denison                            Managing Director, General Counsel, Secretary

Cathleen M. Ellsworth                                        Managing Director

      Mary Ness                                              Managing Director

Jennifer G. Zarrilli                          Controller, Vice President, Treasurer, Assistant
                                                                 Secretary

 Valerie A. Thomason                              Assistant Treasurer, Assistant Secretary

                                  EXHIBIT INDEX

         Exhibit
         number            Description
         -------           -----------
         A                 Joint Filing Agreement.

         B.                Agreement and Plan of Merger.

         C.                Warrant.

         D.                Registration Rights Agreement.